Exhibit 99.1
Commission File Number 001-31914
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, the reply slip for the Annual General Meeting and, if applicable, the 2010 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
Report of the Board of Directors for the Year 2010,
Report of the Supervisory Committee for the Year 2010,
Audited Financial Statements and Auditor’s Report for the Year Ended 31 December 2010,
Profit Distribution and Cash Dividend Distribution Plan for the Year 2010,
Resolution on Remuneration of Directors and Supervisors,
Resolution on Re-appointment of PRC and International Auditors and
Authorization of the Board of Directors to Determine their Remuneration,
Resolution on Continued Donations to the China Life Charity Fund,
Resolution on the Proposed Amendments to the Articles of Association,
Duty Report of the Independent Directors for the Year 2010,
Report on the Status of Connected Transactions and Execution of the
Connected Transactions Management System for the Year 2010,
and
Notice of Annual General Meeting
A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Salon 1-4, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong, on Friday, 3 June 2011 at 10 a.m. is set out on pages 5 to 15 of this circular.
Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.
If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 13 May 2011.
11 April 2011

Commission File Number 001-31914

- i -

Commission File Number 001-31914
DEFINITIONS
In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Friday, 3 June 2011 at 10 a.m. at Salon 1-4, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914
LETTER FROM THE BOARD
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Chao	Xicheng District
Beijing 100033
President and Executive Director:	PRC
Mr. Wan Feng

Place of business in Hong Kong:
Vice Presidents and Executive Directors:	25th Floor, C.L.I. Building
Mr. Lin Dairen, Ms. Liu Yingqi	313 Hennessy Road, Wanchai
Hong Kong

Non-executive Directors:
Mr. Miao Jianmin, Mr. Shi Guoqing,
Ms. Zhuang Zuojin

Independent Non-executive Directors:
Mr. Ma Yongwei, Mr. Sun Changji,
Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh
11 April 2011
To the shareholders
Dear Sir or Madam,
1. INTRODUCTION
On behalf of the Board of Directors, I invite you to attend the AGM to be held on Friday, 3 June 2011 at 10 a.m. at Salon 1-4, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong.
The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

Commission File Number 001-31914
LETTER FROM THE BOARD
2. BUSINESS TO BE CONSIDERED AT THE AGM
The business to be considered at the AGM is described in more detail in the Notice of Annual General Meeting set out on pages 5 to 15 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (a) the Report of the Board of Directors for the Year 2010, (b) the Report of the Supervisory Committee for the Year 2010, (c) the Audited Financial Statements and Auditor’s Report for the Year Ended 31 December 2010, (d) the Profit Distribution and Cash Dividend Distribution Plan for the Year 2010, (e) the Remuneration of Directors and Supervisors, (f) the Re-appointment of PRC and International Auditors and Authorization of the Board to Determine their Remuneration, and (g) the Continued Donations to the China Life Charity Fund.
A special resolution will be proposed at the AGM to approve (h) the Proposed Amendments to the Articles of Association.
The documents tabled at the AGM for shareholders’ review include: (i) the Duty Report of the Independent Directors for the Year 2010, and (j) the Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2010.
In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed resolutions to be approved and reviewed at the AGM (see Appendix I), the Duty Report of the Independent Directors for the Year 2010 (see Appendix II) and the Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2010 (see Appendix III).
3. THE AGM
The proxy form and the reply slip of the AGM are enclosed.
If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.
If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before 13 May 2011.

Commission File Number 001-31914
LETTER FROM THE BOARD
4. VOTING BY POLL
According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.
5. RECOMMENDATION
The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions at the AGM.
Yours faithfully,
Yang Chao
Chairman

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Friday, 3 June 2011 at 10 a.m. at Salon 1-4, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong, for the following purposes:
ORDINARY RESOLUTIONS
1.	To consider and approve the Report of the Board of Directors of the Company for the Year 2010.
2.	To consider and approve the Report of the Supervisory Committee of the Company for the Year 2010.
3.	To consider and approve the Audited Financial Statements of the Company and the Auditor’s Report for the Year ended 31 December 2010.
4.	To consider and approve the Profit Distribution and Cash Dividend Distribution Plan of the Company for the Year 2010.
5.	To consider and approve the Resolution on the Remuneration of Directors and Supervisors of the Company.
6.
To consider and approve the Resolution on the Re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, respectively, as the PRC auditor and international auditor of the Company for the year 2011 and to authorize the Board of Directors to determine their remuneration.

7.	To consider and approve the Continued Donations to the China Life Charity Fund.
SPECIAL RESOLUTION
8.
To consider and approve the following Proposed Amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors and his attorney(s) to make such further amendments which in his opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges of the Company’s listed jurisdictions from time to time.

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
The amended Articles of Association as referred to in this special resolution shall come into effect only after the relevant approvals from CIRC are obtained.
(1).	Article 1(2) of the original Articles of Association shall be amended to read as:
“The Company was established by the sole promoter China Life Insurance Company by way of promotion with the approval of China Insurance Regulatory Commission (hereinafter referred to as the CIRC), as evidenced by the approval document Bao Jian Fu [2003] No. 115. It is registered with and has obtained a business license from the State Administration for Industry and Commerce on 30 June 2003. The Company’s registration number is: 100000000037965.”
(2).	Article 10(4) of the original Articles of Association shall be amended to read as:
“Subject to compliance with the laws and administrative regulations of the PRC, the Company has the power to raise and borrow capital, including (without limitation) loan borrowings, issue of debentures, pledging or mortgaging of part or whole of the Company’s interests and, subject to compliance with regulatory requirements, to provide external guarantees on any litigation arising from its ordinary business operation and management and/or on any debts of its subsidiaries.”
(3).	Article 61 of the original Articles of Association shall be amended to read as:
“Any external guarantee to be given by the Company shall be considered and approved by the shareholders’ general meeting.
Any balance of external guarantee to be given by the Company shall not exceed 10% of its latest audited net assets.”
(4).	Article 123 of the original Articles of Association shall be amended to read as:
“The Company shall have a Board of Directors. The Board of Directors shall consist of 11 Directors, with one Chairman. One Vice Chairman may be appointed.
Among the 11 Directors, at least one Director shall be a Non-executive Director and at least one third of members of the Board of Directors shall be Independent Directors.”

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
(5).	Paragraph (8) of Article 140 (1) of the original Articles of Association shall be amended to read as:
“The Board of Directors is accountable to the shareholders’ general meeting and shall exercise the following powers:
...
(8)
determining arrangements in relation to external investments, acquisition and sale of assets, mortgage of assets, investment entrustment, connected transactions and other matters within the mandate of the shareholders’ general meeting;

...”
(6).	Article 157 of the original Articles of Association shall be amended to read as:
“The Board of Directors shall establish 4 special committees under it, namely, the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Investment Decision Committee.
The responsibilities and duties of the special committees of the Board of Directors shall be determined by the Board of Directors by way of resolution in accordance with the relevant laws, administrative regulations and regulatory rules and regulations.”
(7).	Article 158 of the original Articles of Association shall be amended to read as:
“The Audit Committee shall comprise three to five Directors, the Risk Management Committee shall comprise three to seven Directors, the Nomination and Remuneration Committee shall comprise three to seven Directors, and the Strategy and Investment Decision Committee shall comprise three to seven Directors.”
(8).	Article 190 of the original Articles of Association shall be amended to read as:
“The Company shall not directly or indirectly provide a loan or a guarantee for a loan to Directors, Supervisors, Presidents, Vice Presidents and other senior management officers of the Company and its parent company, nor shall it provide a loan or a guarantee for a loan to persons connected with any person mentioned above.

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
The restrictions set out above are not applicable in the following circumstances:
(i)	the provision of a loan or a guarantee for a loan by the Company to any of its subsidiaries;
(ii)
the provision of a loan or other funds by the Company to any of its Directors, Supervisors, Presidents, Vice Presidents and other senior management officers in order to meet expenditures incurred by them for the purpose of the Company or for the purpose of enabling them to perform their duties, in accordance with the terms of their service contracts approved by the shareholders in general meeting;

(iii)
where the ordinary course of business of the Company includes the provision of loans, the Company may provide a loan to any of its Directors, Supervisors, Presidents, Vice Presidents and other senior management officers and persons connected with them on normal commercial terms.”

(9).	A new article shall be added as Article 197:
“The Company shall have a financial officer in charge, who shall report to the Board of Directors and the Presidents.
The financial officer in charge shall perform the following duties:
(i)
to be responsible for accounting calculation and the preparation of financial reports, the establishment and maintenance of the internal control system in relation to financial reporting, and to be responsible for the accuracy of the financial and accounting information;

(ii)	to be responsible for financial management, including budget management, cost control, capital adjustments, profits allocation and evaluation of operational performance;
(iii)	to be responsible for or participate in risk management and solvency management;
(iv)	to participate in significant operation and management activities, such as strategic planning;
(v)	to review and execute relevant data and reports to be disclosed externally in accordance with the laws, administrative regulations and relevant regulatory requirements;
(vi)	any other duties which are required to be performed according to the requirements of the CIRC and other laws.

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
The Board of Directors shall listen to the report given by the financial officer in charge at least once every six months with respect to matters such as the financial position of the Company, its operating results and issues to which attention should be given.
Prior to the signing of documents such as financial reports and solvency reports, the financial officer in charge shall consult in writing with the senior management of the Company responsible for businesses relevant to actuary, investment and risk management.
In any of the following circumstances, the financial officer in charge shall make recommendations for rectification to the Board of Directors, Presidents or the relevant senior management in a timely manner according to his/her duties; if the Board of Directors or Presidents do not adopt any rectification measure, the financial officer in charge shall report to the CIRC and shall have the right to refuse to sign on the relevant documents:
(i)	if the Company’s business operation or any financial and accounting report prepared is in material breach of insurance laws, administrative regulations or regulatory requirements;
(ii)	if the legitimate interest of a policyholder or insured is materially impaired;
(iii)	if other senior management of the Company infringes the legitimate interest of the Company, which may cause serious harm to the operation of the Company.
The financial officer in charge shall be entitled to obtain the relevant information such as data, documents or materials that are necessary for the performance of his/her duties. The relevant departments and personnel of the Company shall not make any unlawful interference, withhold any information or provide any false information. The financial officer in charge shall be entitled to attend the board meetings that are relevant to his/her duties.”
After the insertion of this Article, the subsequent articles shall be re-numbered accordingly.
(10).	Article 6 of the Procedural Rules for Shareholders’ General Meetings in Appendix 1 of the original Articles of Association shall be amended to read as:
“Any external guarantee to be given by the Company shall be considered and approved by the shareholders’ general meeting.
Any balance of external guarantee to be given by the Company shall not exceed 10% of its latest audited net assets.”

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
(11).	Sub-paragraph (4) of paragraph 4 of Article 6(2) of the Procedural Rules for Meetings of the Board of Directors in Appendix 2 of the original Articles of Association shall be amended to read as:
“The duties of the Board of Directors with respect to financial monitoring include:
...
(2)	to consider and approve the following matters without submitting to the shareholders’ general meetings for approval:
...
4.	with the approval of over two-thirds of all Directors, the Board of Directors may exercise the following powers in accordance with the laws:
(1)	a single investment in equity the amount of which is below 10% of the Company’s latest audited net asset value;
(2)	a single financial loan the amount of which is less than 10% of the Company’s latest audited net asset value and provided that the gearing ratio of the Company remains under 70% after such financing;
(3)	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s latest audited total assets;
(4)
the limitations set out in (1) to (3) above (including the percentages) do not include business activities such as investments, borrowings and mortgaging and pledging of assets which are conducted for the purpose of utilizing insurance funds; the above matters involving the handling of assets (including acquisition, disposal and swap) or connected transactions shall be conducted in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

...”

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
(12).	Article 7 of the Procedural Rules for Meetings of the Board of Directors in Appendix 2 of the original Articles of Association shall be amended to read as:
“The power of the Board of Directors with respect to personnel management of senior management officers includes:
...
(2)	the following matters shall be considered and approved by the Board of Directors without submitting to the shareholders’ general meetings for approval:
...
4.	determining the remuneration and allowances of the Company’s senior management officers;
...”
(13).	Article 11 of the Procedural Rules for Meetings of the Board of Directors in Appendix 2 of the original Articles of Association shall be amended to read as:
“The Board of Directors of the Company shall comprise 11 Directors, with one Chairman. One Vice Chairman may be appointed. The Board of Directors shall have at least one Non-executive Director and at least one third of the members of the Board of Directors shall be Independent Directors.”
(14).	Article 39 of the Procedural Rules for Meetings of the Board of Directors in Appendix 2 of the original Articles of Association shall be amended to read as:
“The Board of Directors shall establish 4 special committees under it, namely, the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Investment Decision Committee. Such special committees shall study specific issues, convene specific meetings on a regular or ad hoc basis, communicate with the management, propose advices and recommendations to the Board of Directors for decisions and references, and deal with relevant issues as authorized or delegated by the Board of Directors.”

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
(15).	Article 44 of the Procedural Rules for Meetings of the Board of Directors in Appendix 2 of the original Articles of Association shall be amended to read as:
“The Strategy and Investment Decision Committee shall comprise three to seven Directors, whose main duties and responsibilities are:
(i)	to study and formulate the long-term development strategies and medium to long-term development summary of the Company, and propose recommendations to the Board of Directors;
(ii)
to study the system of the utilization and management of insurance funds, its management method and investment decision process, as well as authorization mechanism, and propose recommendations to the Board of Directors;

(iii)
to study the strategic assets allocation plan of the Company, its annual investment plan, investment guidelines and relevant adjustment proposals, and propose recommendations to the Board of Directors;

(iv)
to study and propose recommendations on significant investment and financing matters and significant capital operation assets and operation proposals which are subject to the approval of the Board of Directors;

(v)	to study and propose recommendations on other significant issues affecting the development of the Company;
(vi)	to supervise, evaluate and inspect significant issues, such as the Company’s implementation of strategies and utilization of funds as mentioned above;
(vii)	to perform other functions and duties authorized or delegated by the Board of Directors.”

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
TO RECEIVE AND REVIEW RELEVANT REPORTS
9.	To receive and review the Duty Report of the Independent Directors for the Year 2010.
10.	To receive and review the Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System for the Year 2010.

Note:	The English version of this Notice is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Kwoo Seng Company Secretary
11 April 2011

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng,
Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing,
Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji,
Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh
Notes:
1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES
The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Tuesday, 3 May 2011 to Friday, 3 June 2011 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 29 April 2011.
The Company will announce separately on the Shanghai Stock Exchange regarding details of A Share shareholders’ eligibility for attending the Annual General Meeting.
2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT LEGAL PERSONS, AND CLOSURE OF SHARE REGISTER OF MEMBERS FOR H SHARES
The Board of Directors has recommended a final dividend of RMB0.40 per share (inclusive of tax), amounting to a total of approximately RMB11,306 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on or about Wednesday, 24 August 2011 to the H Share shareholders whose names appear on the H Share register of members of the Company on Friday, 3 June 2011.

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
According to the Law on Corporate Income Tax of the People’s Republic of China and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2010 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of corporate income tax.
The H Share register of members of the Company will be closed from Tuesday, 3 May 2011 to Friday, 3 June 2011 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 29 April 2011.
The Company will announce separately on the Shanghai Stock Exchange regarding details of the arrangement regarding the distribution of 2010 final dividend to A Share shareholders.
3.	PROXY
(1)
Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)
The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized.

To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the form of proxy for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING
(1)
A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)
Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting by courier, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 13 May 2011.

5.	VOTING BY POLL
According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
6.	MISCELLANEOUS
(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.
(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
(3)
The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2965; 86 (10) 6363 2961
Facsimile No.	:	86 (10) 6657 5112

Commission File Number 001-31914

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
(A).	ORDINARY RESOLUTIONS
1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2010
The Company’s report of the Board of Directors for the year 2010 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2010 Annual Report.
2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2010
The Company’s report of the Supervisory Committee for the year 2010 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2010 Annual Report.
3.	TO CONSIDER AND APPROVE THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND AUDITOR’S REPORT FOR THE YEAR ENDED 31 DECEMBER 2010
The audited financial statements and auditor’s report for the year ended 31 December 2010 are set out in the sections headed “Report of Auditor”, “Consolidated Statement of Financial Position”, “Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flow” and “Notes to the Consolidated Financial Statements” in the Company’s 2010 Annual Report.
4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION AND CASH DIVIDEND DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2010
After the appropriation of RMB3,368 million to its discretionary surplus reserve fund (being 10% of its net profit for 2010 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.40 per share (inclusive of tax), totalling approximately RMB11,306 million, to all shareholders of the Company.

Commission File Number 001-31914

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
5.	TO CONSIDER AND APPROVE THE RESOLUTION ON THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY
(1)	Remuneration for the year 2009
The remuneration of Directors and Supervisors of the Company for the year 2009 is determined in accordance with the relevant regulatory requirements. The remuneration of Directors and Supervisors of the Company for the year 2009 is as follows:
(a)	Remuneration of the then Directors for the year 2009
The total salary of the then Directors for the year 2009 was RMB5,928,300 (including the deferral payment of performance bonus amounting to RMB1,966,400) and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,571,900, amounting to a total remuneration of RMB7,500,200, of which RMB5,533,800 was paid in 2009.
(b)	Remuneration of the then Supervisors for the year 2009
The total salary of the then Supervisors for the year 2009 was RMB4,154,800 (including the deferral payment of performance bonus amounting to RMB475,600) and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,242,900, amounting to a total remuneration of RMB5,397,700, of which RMB4,922,100 was paid in 2009.
Given that the standards for remuneration of Directors and Supervisors of the Company had not been confirmed by the relevant regulatory authorities by the time of the publication of the Company’s 2009 Annual Report, the remuneration disclosed in the Company’s 2009 Annual Report reflected the remuneration paid to the Directors and Supervisors of the Company on a preliminary basis, and the following note was included in the Annual Report: “According to the regulations of the relevant authorities of China, the final amount of remuneration of the Chairman, Chairperson of the Supervisory Committee and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed”. As the final remuneration is confirmed, the Company has performed its obligation to disclose the supplementary information in a timely manner.

Commission File Number 001-31914

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
(2)	Remuneration for the year 2010
As at the date of the Notice of Annual General Meeting of the Company, regulatory authorities have not confirmed the remuneration of Directors and Supervisors of the Company for the year 2010. The remuneration of Directors and Supervisors of the Company for the year 2010 is determined in accordance with the relevant regulatory requirements on a preliminary basis. The remuneration for the year 2010 is as follows:
(a)	Payment of remuneration to Directors
The total salary paid to the then Directors for the year 2010 was RMB3,391,200 and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,448,500, amounting to a total remuneration of RMB4,839,700 in 2010.
(b)	Payment of remuneration to Supervisors
The total salary paid to the then Supervisors for the year 2010 was RMB2,555,800 and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,196,000, amounting to a total remuneration of RMB3,751,800 in 2010.
(3)	Remuneration arrangement for the year 2011
(a)	Remuneration arrangement of Directors
Given that the remuneration for the year 2010 has not been finalized, the remuneration of Executive Directors for the year 2011 will be determined on a preliminary basis according to the year 2009 standards (including the basic salary to be paid on a monthly basis). In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2011 for shareholders’ approval.
In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.
In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total amount of the annual remuneration was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

Commission File Number 001-31914

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
(b)	Remuneration arrangement of Supervisors
Given that the remuneration for the year 2010 has not been finalized, the remuneration of the Chairperson of the Supervisory Committee for the year 2011 will be determined on a preliminary basis according to the year 2009 standards (including the basic salary to be paid on a monthly basis). In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2011 for shareholders’ approval.
In accordance with the proposal approved by the Board of Directors, the remuneration of external Supervisors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total amount of the annual remuneration was RMB150,000 (before tax).
The remuneration of other Supervisors for the year 2011 will be determined in accordance with the Provisional Regulations on the Administration of Employees’ Salary of China Life Insurance Company Limited, and will be proposed at the Company’s annual general meeting for the year 2011 for shareholders’ approval.
6.
TO CONSIDER AND APPROVE THE RESOLUTION ON THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CERTIFIED PUBLIC ACCOUNTANTS LIMITED COMPANY AND PRICEWATERHOUSECOOPERS, RESPECTIVELY, AS THE PRC AND INTERNATIONAL AUDITORS OF THE COMPANY AND TO AUTHORISE THE BOARD OF DIRECTORS TO DETERMINE THEIR REMUNERATION

7.	TO CONSIDER AND APPROVE THE RESOLUTION ON THE CONTINUED DONATIONS TO THE CHINA LIFE CHARITY FUND
According to the Resolution regarding the Continued Donations to the China Life Charity Fund reviewed and approved at the eleventh meeting of the third session of the Board of Directors of the Company held on 22 March 2011, to establish the public image of the Company’s strong support for public charitable causes and active role in taking up social responsibility as an elite corporate citizen, the Board of Directors decided to continue donations to the China Life Charity Fund, and to authorize the management of the Company to decide the extent of donations provided to the China Life Charity Fund, provided that the annual donations of each of the five years from 2011 to 2015 shall not exceed 0.3% of net profit of the preceding year (under the accounting standards of the PRC).

Commission File Number 001-31914

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
(B).	SPECIAL RESOLUTION
8.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION
To consider and approve the Proposed Amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors and his attorney(s) to make such further amendments which in his opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges of the Company’s listed jurisdictions from time to time. The amended Articles of Association as referred to in this special resolution shall come into effect only after the relevant approvals from CIRC are obtained.
The full text of the proposed amendments to the Articles of Association is set out in the Notice of Annual General Meeting of the Company dated 11 April 2011.
(C). TO RECEIVE AND REVIEW RELEVANT REPORTS
9.	TO RECEIVE AND REVIEW THE DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2010
Pursuant to the requirements under the Interim Management Measures on Independent Directors of Insurance Companies published by the CIRC, Independent Directors shall prepare a report in respect of the discharge of their duties for the year 2010 at the Annual General Meeting. No shareholders’ approval is required for such report. The Duty Report of the Independent Directors for the Year 2010 is set out in Appendix II to this circular for shareholders’ information.
10.	TO RECEIVE AND REVIEW THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2010
Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall compile a report in respect of the status of connected transactions and execution of the connected transactions management system at the annual general meeting. No shareholders’ approval is required for such report. The Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2010 is set out in Appendix III to this circular for shareholders’ information.

Commission File Number 001-31914

APPENDIX II	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2010
DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2010
In 2010, all the Independent Directors prudently exercised their rights and faithfully performed their obligations as Independent Directors. The work of the Independent Directors is summarized as follows:
I.	Attendances at Meetings
(I)
In 2010, 6 Board meetings were held, of which 3 were physical meetings and 3 were combined physical and telephony meetings. Attendance of Independent Directors at the meetings of the Board of Directors are as follows:

Board
Names of Independent	Meetings
Directors	(Note)	Remarks

Sun Shuyi	3/3	—
Ma Yongwei	6/6	—
Sun Changji	5/6	Appointed Mr. Ma Yongwei (an Independent Director) as his attorney to attend and exercise his voting rights at the ninth meeting of the third session of the Board of Directors
Bruce Douglas Moore	6/6	—
Anthony Francis Neoh	3/3	—

Note:	This is the ratio of the number of Board meetings attended by the Independent Director in person, to the number of Board meetings the Independent Director is supposed to attend in 2010.
(II)	Attendance at Shareholders’ General Meetings:
Independent Directors Ma Yongwei, Sun Changji and Bruce Douglas Moore attended the annual general meeting for the year 2009 held on 4 June 2010, where they took note of opinions voiced by, and maintained effective communication with, shareholders of the Company.
II.	Expression of Opinions
1.	In 2010, none of the Independent Directors abstained from voting on, or voted against, any resolutions of the Board of Directors.

Commission File Number 001-31914

APPENDIX II	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2010
2.
In 2010, all the Independent Directors expressed prior approval and independent opinions on the following resolutions relating to the nomination of Director candidates and senior management officers, the remuneration of Directors, Supervisors and senior management officers, and resolutions in relation to connected transactions:

(1)	Proposal on the Change of Accounting Policies for Onshore Financial Reports and the Adoption of the International Financial Reporting Standards for Offshore Financial Reports;
(2)	Proposal in relation to Actuarial Policies, Assumptions and Effects;
(3)	Proposal in relation to the Review of the Remuneration of Directors and Supervisors;
(4)	Proposal in relation to the Review of the Remuneration of Senior Management;
(5)	Proposal in relation to the Nomination of Mr. Anthony Francis Neoh as an Independent Director Candidate of the Company;
(6)	Proposal regarding the Nomination of Mr. Xu Hengping as the Chief Operations Officer of the Company;
(7)	Proposal on Capital Injection into China Life Property & Casualty Insurance Company Limited;
(8)	Proposal regarding the Re-execution of the Asset Management Agreements with China Life Asset Management Company Limited; and
(9)	Proposal regarding the Negotiated Deposits with the Guangdong Development Bank.
III.	Understanding the Operation and Management of the Company through Various Channels
In 2010, each of the Independent Directors acquired information about the operation and management of the Company through various channels, providing bases upon which scientific and prudent decisions may be made.
Independent Directors made regular contacts with senior management of the Company, accepted reports from the management and the Board Secretary and maintained effective communication with the external auditor so as to acquire third-party information. The Audit Committee set up a complaint hotline and mailbox to receive reports on non-compliance issues, fraudulent activities and other cases from various sources. The Independent Directors were provided with information by the Company for the purposes of assisting their understanding of insurance industry-related issues. In 2010, the Audit Committee carried out on-site inspections on the Shenzhen Audit Center, the bancassurance department of the branch company in Guangdong Province and branch company in Luoyang of Henan Province, etc. The Risk Management Committee carried out on-site inspection on branch companies in Shandong Province and Yunnan Province, etc. Through regular site visits, the Independent Directors directly acquired substantial first hand information on matters such as the operation, risk management and internal control of the Company, building a solid foundation for the Independent Directors’ scientific decisions.

Commission File Number 001-31914

APPENDIX II	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2010
IV.	Other Work Performed to Improve the Operation and Management of the Company
During 2010, all the Independent Directors performed their duties in a diligent and faithful manner, carefully reviewed reports from relevant personnel on the business development, financial management, connected transactions and other affairs of the Company, and achieved an understanding of the day-to-day operations and potential operating risks of the Company in a timely manner. The Independent Directors also voiced opinions and exercised their powers at Board meetings, and performed their duties as Independent Directors actively and effectively, safeguarding the legal rights and interests of the Company and shareholders holding small to medium stakes in the Company.
V.	Role of Independent Directors in the Preparation of the Annual Report
The Independent Directors faithfully performed their duties as Independent Directors in relation to the preparation of, and disclosures in the 2010 Annual Report. The Independent Directors conducted on-site inspections and investigations of branch companies to get a comprehensive picture of the operational management, internal control and financial status of the Company. The Independent Directors reviewed in a timely manner reports of the management on the operation and management, financial position and major matters of the Company in 2010. The Independent Directors had discussed relevant matters with the external auditors and reviewed the report on the audit arrangement before the external auditors commenced their annual audit of the Company and before the annual report was reviewed and approved. Upon the issuance of the initial audit opinion by the certified public accountants conducting the annual audit, the Independent Directors immediately communicated with such accountants through the Audit Committee which comprises only Independent Directors to take note of any issues discovered during the auditing process.
VI.	Self-Appraisal and Appraisal of the Performance of the Board of Directors and the Management
During 2010, each of the Independent Directors was able to act honestly and faithfully in the interests of the Company as a whole and paid special attention to the legal rights and interests of public shareholders and shareholders holding small to medium stakes in the Company in its decision-making.
It is the opinion of the Independent Directors that, under the leadership of the Chairman of the Board, the Board of Directors acted objectively and made collective decisions on the development strategy, business plan, financial control, personnel management and other matters of the Company, and that all Directors made great effort to handle the affairs of the Board, and the corporate governance of the Company has been further improved.

Commission File Number 001-31914

APPENDIX II	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2010
It is the opinion of the Independent Directors that members of the management of the Company have been fully committed to their duties and took a proactive role in the building of a world-class life insurance company, took it upon themselves the duty to promote the development of the industry, played a leading role in the industry, and fulfilled various business targets set up by the Board for 2010 in a relatively satisfactory way.
Independent Directors
Ma Yongwei, Sun Changji,
Bruce Douglas Moore,
Anthony Francis Neoh
22 March 2011

Note:	The English version of this Appendix is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Commission File Number 001-31914

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2010
Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2010
In 2010, China Life Insurance Company Limited (the Company or our Company) adhered to laws, regulations and departmental rules governing connected transactions management, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to provision 2 of article 18 of the Interim Management Measures on Connected Transactions of Insurance Companies (CIRC 2007 No. 24) promulgated by the CIRC on 6 April 2007, “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”. The status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:
I.	Basic Status of Connected Transactions
Pursuant to the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the CIRC, the Company formulated, inter alia, the Provisional Measures on Connected Transactions Management and the Detailed Rules for Implementation to manage the Company’s connected transactions. With respect to connected transactions to which the Company is a party, the Company has complied strictly with the approval, disclosure and report procedures (or obligations) as required by external regulatory requirements and the Company’s own systems. The Company’s material connected transactions in 2010 are as follows:
(I)	Material Continuing Connected Transactions
For the year 2010, material continuing connected transactions relating to the day to day operations of the Company consisted mainly of the following: (1) the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as the CLIC); (2) the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as the AMC), and between CLIC and AMC; (3) property leasing agreements between the Company and China Life Investment Holding Company Limited; and (4) the deposits of the Company with Guangdong Development Bank (hereinafter referred to as the GDB).
Other material connected transactions include: the entrustment of enterprise annuity funds and account management agreement among the Company, CLIC, AMC and China Life Pension Company Limited.

Commission File Number 001-31914

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2010
(II)	Material Connected Transactions entered into in 2010
For the year 2010, the Company entered into the following two material connected transactions:
1.
Negotiated deposits with GDB. On 6 July 2010, the Board reviewed and approved the negotiated deposit of RMB3,000 million with GDB with a deposit period of 61 months. On 23 December 2010, the Board further reviewed and approved the negotiated deposit of RMB1,500 million with GDB with a deposit period of 61 months.

2.
Involvement in the increase of capital of GDB. On 2 December 2010, the Board reviewed and approved the involvement of the Company in the increase of capital of GDB and authorized the Company’s management to organize and implement all issues involved in such increase of capital. The Company injected a total of RMB2,999,032,896.66 by cash into GDB at the price of RMB4.38 per share. Upon completion of the increase of capital, the Company held 3,080,479,452 shares in GDB, representing approximately 20% of the registered capital of GDB. The shareholding remained unchanged.

All of the abovementioned connected transactions were in strict compliance with the approval procedures as provided for in the Articles of Association of the Company and the Provisional Measures on Connected Transactions Management, and the approval and disclosure procedures of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Listing Rules of Securities of the Shanghai Stock Exchange. The pricing principles of the Company’s connected transactions were fair and in interests of the Company’s shareholders as a whole.
(III)	Approval of Connected Transactions by the Board and the President’s Office
For the year 2010, the connected transactions which were approved by the Board were approved at Board meetings convened, with independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction price rendered by the Independent Directors. The Independent Directors are of the opinion that the Company’s connected transactions are on normal commercial terms, are fair and reasonable to the Company and the shareholders of the Company as a whole, and are in the interests of the Company and the shareholders of the Company. During Board deliberations of connected transactions, Directors with an interest in the connected transactions abstained from voting on the relevant resolutions. Minor connected transactions of the Company were approved by the President’s Office with all formalities being properly handled in accordance with procedures. Meeting records of approvals of connected transactions by the Board and the President’s Office were complete and properly managed. No material connected transaction arose in 2010 that required the approval of the shareholder’s general meeting.

Commission File Number 001-31914

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2010
II.	Formulating and Implementing the Connected Transactions Management System
(I)	Effective Implementation of the Connected Transactions Management System and the Orderly Implementation of the Management of Connected Transactions
The Company formulated Connected Transactions Management System such as Provisional Measures on Connected Transactions Management and the Detailed Rules for Implementation. The Company’s management of connected transactions are firmly grounded in the relevant laws and guidelines, with clear attribution of responsibilities and division of labour. During the past few years, through the efforts of various functional departments, a Connected Transactions Management and Implementation System has been established, which covers business, financial, information disclosure, auditing, internal control compliance, information technology and various other aspects. This plays a positive role in regulating connected transactions. In 2010, each major department managing connected transactions performed their respective duties with the cooperation and support of other related departments to implement the system, and the Company’s management of its connected transactions ran smoothly.
(II)	Revision of the list of the Connected Transaction Approval Committee and the Convening of Meetings of the Connected Transactions Approval Committee
In April 2010, the Company revised the list of members of the Connected Transaction Approval Committee based on adjustments made to heads of departments of the Company. The new Committee consists of President Wan Feng as chairman with Vice Presidents Liu Yingqi and Zhou Ying as vice chairpersons. In 2010, the Company convened four meetings of the Connected Transactions Approval Committee to carry out reviews on the Company’s connected transactions.
(III)	Effective Implementation of the Tasks Required by the Interim Management Measures on Connected Transactions Management by the CIRC
The Interim Management Measures on Connected Transactions Management by the CIRC is an industry-wide guideline on the management of connected transactions, which serves as persuasive guidance and represents goals for, and justifications of, our management of connected transactions. In 2010, the negotiated deposit of RMB3,000 million by the Company with the GDB and the Company’s involvement in the increase of capital of GDB both met the standards of major connected transactions under the Measures. The Company submitted to the CIRC major connected transaction reports in a timely manner. In March 2010, the Company submitted to the Board the Proposal in relation to the 2009 Report on Connected Transactions and the implementation of the Connected Transactions Management System and on its review and approval, reported such to the shareholders’ general meeting. In March 2010, the Company completed the audit on connected transactions for the preceding financial year. These works continuously served as a reminder for the Company’s connected transactions to be fair, open, transparent, and without prejudice to the interests of shareholders with small to medium stakes in the Company, and for the Company’s management of connected transactions to be professional, efficient, and consistent with relevant industry regulatory rules and listing rules.

Commission File Number 001-31914

APPENDIX III	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2010
Overall, implementation of the Company’s Connected Transactions Management System in 2010 complied with all laws, regulations and requirements of relevant regulatory authorities and effectively safeguarded the legitimate interests of the listed Company and the medium and small scale investors. However, the problem in strict compliance with timing in renewal and execution of certain minor connected transactions still exists. The Company will continue to reinforce department and individual responsibilities, such that the initiatives of people in different departments the Company can be harnessed and the efficiency and quality of connected transactions management and related tasks can be improved.
III.	Work Plan for the Year 2011
The general framework for 2011 is to continue to strengthen connected transactions management and prevent and resolve non-compliance risks associated with connected transactions, to revise the Company’s system accordingly based on changes in the system’s mechanism, to reinforce guidance and raise connected transactions compliance awareness of connected persons in order to enhance the implementation capabilities of the Company’s system. The following constitute the directions in which connected transactions management should be taken forward in practice:
(I)
continue to perform well in connected transaction management. Firstly, the Company will perform good ground work, strengthen communication with connected parties, actively obtain information about connected parties from various sources, maintained the list of connected parties and solidify the ground work on connected transaction management. Secondly, it will protect the organizational structure of the Connected Transaction Approval Committee and revise the list of Approval Committee in a timely manner, where necessary. Further, the Company will put in serious efforts to the review and disclosure of connected transactions in order to prevent any non-compliance risk from emerging;

(II)
further bring forward the building of the relevant systems. The Company will revise the Provisional Measures on Connected Transactions Management to become the Company’s formal system through combining transaction rules and concluding the Company’s experience on the implementation of the Provisional Measures on Connected Transactions Management in the past few years in accordance with the Company’s system plan; and

(III)
continue to strengthen the research and study of connected transaction rules, pay attention to the evolvement and change of relevant rules and strengthen regular and standardized guidance on connected transaction compliance, in order to further enhance from various aspects the implementation capabilities of the Company’s connected transaction system and increase the quality and level of the Company’s connected transaction management.

Note:	The English version of this Appendix is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.